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                          November 9, 2022

       Alfred Sandrock
       President and Chief Executive Officer
       Voyager Therapeutics, Inc.
       64 Sidney Street
       Cambridge, Massachusetts 02139

                                                        Re: Voyager
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2022
                                                            File No. 333-268240

       Dear Alfred Sandrock:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian A. Johnson, Esq.